UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Ideanomics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98741R108
(CUSIP Number)

Managing Attorney Office Arnold & Porter Kaye Scholer LLP 250 West 55th Street New York, NY 10019 MAOassignments@arnoldporter.com 212.836.8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruno Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 27,421,012 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 27,421,012 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,421,012 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14		TYPE OF REPORTING PERSON IN

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lan Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China (“PRC”)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 27,421,012 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 27,421,012 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,421,012 shares of common stock (including 933,333 shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%[1]
14		TYPE OF REPORTING PERSON IN

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sun Seven Stars Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 20,999,416 shares of common stock
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 20,999,416 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,999,416 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%[1]
14		TYPE OF REPORTING PERSON OO

1 Based on 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021.

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sun Seven Stars Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 20,999,416 shares of common stock
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 20,999,416 shares of common stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,999,416 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021.

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wecast Media Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shanghai Sun Seven Stars Cultural Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tianjin Sun Seven Stars Culture Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Beijing Sun Seven Stars Culture Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tianjin Sun Seven Stars Partnership Management Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION PRC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

933,333 shares of common stock (representing shares of common stock issuable upon conversion of 7 million shares of Series A preferred stock)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%[1]
14		TYPE OF REPORTING PERSON CO

1 Based on the sum of: (i) 497,680,745 shares of common stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible into 933,333 shares of common stock).

CUSIP No. 98741R108

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is filed by Bruno Wu (“BW”), Lan Yang (“LY”), Sun Seven Stars Trust, a Delaware trust (“SSS Trust”), Sun Seven Stars Investment Group Limited, a British Virgin Islands Company (“SSSIG”), Wecast Media Investment Management Limited, a Hong Kong Company (“Wecast”), Shanghai Sun Seven Stars Cultural Development Limited, a PRC company (“Shanghai SSS”), Tianjin Sun Seven Stars Culture Development Limited, a PRC company (“Tianjin Culture”), Beijing Sun Seven Stars Culture Development Limited, a PRC company (“BSSS”), and Tianjin Sun Seven Stars Partnership Management Co., Ltd., a PRC company (“Tianjin Management”), with respect to beneficial ownership of the common stock, par value $0.001 per share (“Common Stock”) of Ideanomics, Inc. (the “Issuer”).

This Amendment No. 4 amends the Schedule 13D filed by BW and BSSS with the Securities and Exchange Commission ("SEC") on December 31, 2015, as amended by Amendment No. 1 filed by BW, LY, BSSS, Sun Seven Stars Hong Kong Cultural Development Limited, a Hong Kong company, Tianjin Management, Tianjin Culture and Shanghai SSS with the SEC on February 25, 2016, Amendment No. 2 (“Amendment No. 2”) filed by the Reporting Persons herein with the SEC on December 16, 2021, and Amendment No. 3 (“Amendment No. 3”) filed by the Reporting Persons herein with the SEC on December 29, 2021 (collectively, the “Schedule 13D”).

This Amendment No. 4 amends the Schedule 13D as follows:

Paragraphs “(a), (b)” of Item 5 of Amendment No. 3 are hereby amended and supplemented by replacing the first 3 paragraphs thereof (beginning with the phrase “The following sets forth” and ending with the phrase “during any calendar quarter):” with the following:

Item 5. Interest in Securities of the Issuer.

(a), (b)        The following sets forth, as of February 6, 2022, the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons based on: (i) 497,680,745 shares of Common Stock outstanding as of November 18, 2021 (as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 23, 2021; and where applicable, (ii) 7 million shares of convertible Series A Preferred Stock outstanding (convertible at any time at the option of the holder into 933,333 shares of Common Stock).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote*	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition*
BW	27,421,012	5.5%	N/A	27,421,012	N/A	27,421,012
LY	27,421,012	5.5%	N/A	27,421,012	N/A	27,421,012
SSS Trust	20,999,416	4.2%	N/A	20,999,416	N/A	20,999,416
SSSIG	20,999,416	4.2%	N/A	20,999,416	N/A	20,999,416
Wecast	933,333	0.2%	N/A	933,333	N/A	933,333
Shanghai SSS	933,333	0.2%	N/A	933,333	N/A	933,333
Tianjin Culture	933,333	0.2%	N/A	933,333	N/A	933,333
BSSS	933,333	0.2%	N/A	933,333	N/A	933,333
Tianjin Management	933,333	0.2%	N/A	933,333	N/A	933,333

CUSIP No. 98741R108

As of February 6, 2022, LY is the record holder of 5,488,263 shares of Common Stock, and SSSIG is the record holder of 20,999,416 shares of Common Stock. SSSIG is wholly-owned by SSS Trust, of which LY is trustee. In addition, LY is Co-Chairperson of SSSIG. As a result, LY and SSS Trust may be deemed to be the beneficial owner of the Issuer’s securities owned of record by SSSIG. In addition, LY is the spouse of BW. BW is a former executive officer and director of the Issuer, and is Co-Chairperson and CEO of SSSIG. As a result, BW may be deemed to share beneficial ownership of the securities of the Issuer beneficially owned by LY and SSSIG. Further, each of BW, LY, Shanghai SSS, Tianjin Culture, BSSS, and Tianjin Management may be deemed to share beneficial ownership of the Series A Preferred Stock of the Issuer held of record by Wecast (convertible at any time into 933,333 shares of Common Stock). Wecast is wholly-owned by Shanghai SSS, which is wholly-owned by Tianjin Culture, which is wholly-owned by BSSS, which is a directly controlled subsidiary of Tianjin Management. As a result, each of Shanghai SSS, Tianjin Culture, BSSS, and Tianjin Management may be deemed to share beneficial ownership of the Issuer’s securities held of record by Wecast. LY is the direct controlling shareholder and Chairperson of Tianjin Management, and a director of BSSS. BW is also Chairman and CEO of BSSS. As a result, LY may be deemed to be the beneficial owner of the Issuer’s securities beneficially owned by Tianjin Management, and BW may be deemed to be the beneficial owner of the Issuer’s securities beneficially owned by each of Tianjin Management and BSSS. Each of BW and LY disclaim beneficial ownership of all Issuer securities, except to the extent of their pecuniary interest therein.

* The Reporting Persons are party to a Shareholders Agreement, dated as of December 29, 2021 (“Shareholders Agreement”), pursuant to which, inter alia: (i) LY appointed Alfred Poor (or such other executive as may be directed by the Board of Directors of the Issuer) as proxy, to vote all Common Stock and Series A Preferred Stock of the Issuer owned by SSS Trust and/or LY (as directed by the Board of Directors of the Issuer), for a period of 24 months; and (ii) subject to specified exceptions, the Reporting Persons have agreed not to sell, transfer or otherwise dispose of any such securities, for a period of 12 months, in an aggregate amount in excess of (a) on a daily basis, the greater of (i) 500,000 shares of Common Stock and (ii) 5% of the average daily volume of Common Stock traded for the preceding 10 trading days on the national stock exchange on which such Common Stock is then-listed for trading, and (b) with respect to such securities beneficially owned by the Reporting Persons (other than those subject to the Internal Transfer), an aggregate of 8,750,000 shares of Common Stock during any calendar quarter.

Paragraph (c) of Item 5 of Amendment No. 3 is hereby deleted in its entirety and replaced with the following:

(c)       LY has sold the following shares of Common Stock in open market transactions through a broker since the date of filing Amendment No. 3 through February 6, 2022 (the price per share excludes brokerage commissions):

Trade Date	Number of Shares Sold	Price Per Share
1/5/2022	50,000	$1.29
1/5/2022	203,501	$1.30
1/5/2022	103	$1.31
1/5/2022	146,396	$1.32
1/5/2022	100,000	$1.33
1/11/2022	50,000	$1.16
1/11/2022	300,000	$1.17
1/11/2022	298,900	$1.18
1/11/2022	50,000	$1.19
1/11/2022	50,000	$1.20
1/11/2022	250,000	$1.21
1/11/2022	1,100	$1.22
1/12/2022	49,986	$1.16
1/12/2022	150,000	$1.18
1/12/2022	57,440	$1.19
1/12/2022	100,000	$1.20
1/12/2022	142,574	$1.21
1/13/2022	5,976	$1.16
1/13/2022	100,000	$1.17
1/13/2022	343,818	$1.18
1/13/2022	50,000	$1.19
1/13/2022	206	$1.20
1/14/2022	50,000	$1.13
1/14/2022	396,700	$1.14
1/14/2022	50,000	$1.15
1/14/2022	3,300	$1.17
1/18/2022	50,000	$1.17
1/18/2022	50,000	$1.18
1/20/2022	381,846	$1.10
1/20/2022	148,440	$1.11
1/25/2022	1,667,253	$1.00
1/25/2022	336,642	$1.01
1/25/2022	71,517	$1.02
1/25/2022	100,000	$1.03
1/25/2022	100,000	$1.04
1/25/2022	94,302	$1.07
1/26/2022	358,446	$1.00
1/26/2022	94,576	$1.01
1/26/2022	39,900	$1.02
1/26/2022	229	$1.03
1/26/2022	6,140	$1.04
1/26/2022	669	$1.05
1/26/2022	40	$1.07
1/27/2022	35,257	$1.01
1/27/2022	12,098	$1.02
1/31/2022	692,950	$1.00
1/31/2022	750,000	$1.01
1/31/2022	9,695	$1.02
2/1/2022	150,000	$1.05
2/1/2022	250,000	$1.06
2/1/2022	100,000	$1.07
2/2/2022	34,228	$1.10
2/2/2022	115,391	$1.11
2/2/2022	934	$1.12

CUSIP No. 98741R108

Other than as described above, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock during the past 60 days.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, incorporated by reference to Exhibit No. 1 of Amendment No. 2, filed on December 16, 2021.

CUSIP No. 98741R108

After reasonable inquiry and to the best of each reporting person’s knowledge and belief, such reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022	/s/ Bruno Wu
Bruno Wu

Date: February 8, 2022	/s/ Lan Yang
Lan Yang

Date: February 8, 2022	Sun Seven Stars Trust

	By:	/s/ Lan Yang
	Name:	Lan Yang
	Title:	Trustee

Date: February 8, 2022	Sun Seven Stars Investment Group Limited

	By:	/s/ Lan Yang
	Name:	Lan Yang
	Title:	Co-Chairperson

Date: February 8, 2022	Wecast Media Investment Management Limited

	By:	/s/ Yun Zhu
	Name:	Yun Zhu
	Title:	Director

Date: February 8, 2022	Shanghai Sun Seven Stars Cultural Development Limited

	By:	/s/ Xiaoqian Xia
	Name:	Xiaoqian Xia
	Title:	Director and Office Manager

CUSIP No. 98741R108

Date: February 8, 2022	Tianjin Sun Seven Stars Culture Development Ltd.

	By:	/s/ Yongqi Liu
	Name:	Yongqi Liu
	Title:	Director and Project Manager

Date: February 8, 2022	Beijing Sun Seven Stars Culture Development Ltd.

	By:	/s/ Yun Zhu
	Name:	Yun Zhu
	Title:	Executive Vice President

Date: February 8, 2022	Tianjin Sun Seven Stars Partnership Management Ltd.

	By:	/s/ Lan Yang
	Name:	Lan Yang
	Title:	Chairperson